  Loto Inc.
Suite 460, 20 Toronto Street
Toronto, Ontario, Canada M5C 2B8

Via Edgar Private Correspondence Filing

July 21, 2009

U.S. Securities & Exchange Commission
Division of Corporation Finance
Attention: Mr. Mark P. Shuman
100 F Street, N.E., Mail Stop 4561
Washington, D.C. 20549

Re:	Loto Inc. (the “Company”) Letter from the Commission Dated July 7, 2009 (the “Comment Letter”) File No. 333-159858

Ladies and Gentlemen:

The Company is in receipt of the Commission’s Comment Letter addressing the Company’s Registration Statement on Form S-1 filed with the Commission on June 10, 2009 (the “Registration Statement”).  The Company herewith files Amendment No. 1 on Form S-1/A (referred to herein as the “Amendment”) in response to the Comment Letter.  The Amendment filed with the Commission shows cumulative blacklined changes from the Registration Statement.

In addition to the Amendment, the Company herewith responds to the Commission's comments as follows.  In each case, the number of the Commission’s comment contained in the Comment Letter is set forth below, followed by the Company’s response.  The location of information responsive to the Commission’s comments in documents and forms which are ancillary to this letter are identified in square brackets at the end of each respective comment item.

Inside Cover Page

1.	The Company has taken note of the Commission’s comment and has conformed the Amendment accordingly. [See Table of Contents, page ii and Outside Back Cover, page 41].

Prospectus Summary, page 4

2.
The Company’s software has not been employed on a commercial scale.  The Company has taken note of the Commission’s comment and has conformed the Amendment accordingly.  [See Summary, page 1, Risk Factors, page 5 and Management Discussion & Analysis, page 30].

U.S. Securities & Exchange Commission Correspondence: Division of Corporation Finance	Loto Inc. July 21, 2009

3.
The Company has taken note of the Commission’s comment and has added the requested disclosure to the Amendment.  [See Summary, page 1, Risk Factors, page 5 and Management Discussion & Analysis, page 30].

4.	The Company has taken note of the Commission’s comment and has conformed the Amendment accordingly. [See Summary, page 2, Risk Factors, page 3 and Management Discussion & Analysis, page 31].

Risk Factors, page 6

5.	The Company has taken note of the Commission’s comment and has conformed the Amendment accordingly. [See Risk Factors, pages 3-16].

6.	The Company has taken note of the Commission’s comment and has added the requested Risk Factor to the Amendment. [See Risk Factors, page 4].

Selling Stockholders, page 18

7.	The Company has taken note of the Commission’s comment and has conformed the Amendment accordingly. [See Selling Stockholders, page 18].

Description of Securities to be Registered, page 20

8.
The Company has taken note of the Commission’s comment and has provided a complete description of the material provisions of the Founder’s Agreement.  [See Description of Securities to be Registered, page 21].

9.	The Company has taken note of the Commission’s comment and has conformed the Amendment accordingly. [See Description of Securities to be Registered, page 21].

Business, page 22

10.
The Company’s business plan calls for launching our mobile lottery application in the target markets of Canada, Mexico, South America, Asia (China), Africa (South Africa) and Europe (Turkey and the United Kingdom of Great Britain).  The Company has conformed the Amendment accordingly.  [See Business, page 22].

11.	The Company has taken note of the Commission’s comment and has conformed the Amendment accordingly. [See Business, page 23].

Competition, page 25

12.
The Company has taken note of the Commission’s comment and has conformed the Amendment in accordance with the requirements of Item 101(h)(4)(iv) for small business issuers under Regulation S-K.  The Company added an analysis of the competitive disadvantages of our technology and business.  [See Competition, pages 26-28].

U.S. Securities & Exchange Commission Correspondence: Division of Corporation Finance	Loto Inc. July 21, 2009

Management’s Discussion and Analysis of Financial Conditions and Results of Operations, page 28

Liquidity and Capital Resources, page 29

13.
The Company raised $170,000 under the terms of our co-founders’ agreements and our Series A private placements of restricted common stock.  As of May 31, 2009, we had working capital of approximately $159,000 (consisting of $169,000 less $10,000 accrued liabilities, and deposits of $150,000 held in respect of Series A private placements which closed on June 9, 2009).  As of July 15, 2009, our working capital is approximately $67,000 (unaudited).  The Company has conformed the Amendment accordingly.  [See Liquidity and Capital Resources, page 31].

14.	The Company has taken note of the Commission’s comment and has conformed the Amendment accordingly. [See Liquidity and Capital Resources, pages 31-34].

15.	The Company has taken note of the Commission’s comment and has conformed the Amendment accordingly. [See Liquidity and Capital Resources, pages 31-32].

16.	The Company has taken note of the Commission’s comment and has conformed the Amendment accordingly. [See Liquidity and Capital Resources, page 31].

Security Ownership of Certain Beneficial Owners and Management, page 31

17.
The voting and dispositive control over the shares of Loto owned by Mhalka Capital Investments Ltd. is exercised by Perpetum Finance Inc.  The directors of Perpetum Finance Inc. are Peter Luis O. Gross, Kim Fessler, Roelant L.M. Siemer and Sylvia Fahm.  Mr. Peter Gross has sole signatory authority and sole voting and dispositive control over the Loto shares owned by Mhalka Capital Investments Ltd., and the other three directors have authority when signing together to exercise voting and dispositive control over the Loto shares owned by Mhalka Capital Investments Ltd.  Marsha Collins, a Director of the Company, is a contingent beneficiary of a trust which is the sole owner of Mhalka Capital Investments Ltd.  Ms. Collins does not have any voting control or power of disposition over any of the shares owned by Mhalka Capital Investments Ltd. or the trust.  The Company has conformed the Amendment accordingly.  [See Security Ownership of Certain Beneficial Owners and Management, pages 37-38].

Transactions with Related Persons, Promoters, and Certain Control Persons, page 32

18.	The Company has taken note of the Commission’s comment and has conformed the Amendment accordingly. [See Transactions with Related Persons, Promoters, and Certain Control Persons, page 38].

U.S. Securities & Exchange Commission Correspondence: Division of Corporation Finance	Loto Inc. July 21, 2009

Consolidated Statements of Operations, page F-4

19.	The Company has taken note of the Commission’s comment and has conformed the Amendment accordingly. [See Consolidated Statements of Operations, page F-4].

20.
The Company notes that neither Loto nor Mobilotto has entered into any related party transactions that involve an amount that exceeded the lesser of $120,000 or one percent of the average of the smaller reporting company’s total assets at year end for the last two completed fiscal years, other than the following transactions, as previously disclosed [see Transactions with Related Persons, Promoters and Certain Control Persons, page 38]: In connection with the founding of Loto and the acquisition of Mobilotto, on May 13, 2009, Loto issued 20,000,000 shares of restricted common stock to A Few Brilliant Minds Inc. in exchange for all of the issued and outstanding shares of Mobilotto Systems, Inc. to Loto.  The sole owner of A Few Brilliant Minds Inc., Mr. Gino Porco, is a director of Loto.  On the same date, Loto issued 20,000,000 shares of restricted common stock to Mhalka Capital Investments Ltd. in consideration for the payment of $20,000.00 to Loto.

Item 17 Undertakings, page 36

21.
The undertaking pursuant to Item 512(a)(6) of Regulation S-K does not relate to the transaction in the Amendment.  The Company has taken note of the Commission’s comment and has conformed the Amendment accordingly.  [See page 44].

Exhibit 23.1

22.
The Company has taken note of the Commission’s comment and has included with the Amendment both the exhibit that should have been filed with the Registration Statement [See Exhibit 23.1] and the appropriate Consent for the Amendment [See Exhibit 23.3].

Please do not hesitate to contact the undersigned or our counsel if you have any questions or comments in regard to this letter or the information contained herein.  Thank you very much.

Sincerely yours,

/s/ Stephen F. Knight
Stephen F. Knight
President, Chief Executive Officer and Chief Financial Officer

cc:           Travis L. Gering, Esq.
Wuersch & Gering LLP
100 Wall Street – 21st Floor, New York, NY 10005
Direct Dial: (212) 509-4723
Fax: (610) 819-9104